FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2024 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On December 30, 2024, the Registrant Announces its Participation at the 27th Annual
Needham Growth Conference in New York

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 30, 2024	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor to Attend the 27th Annual Needham Growth Conference in New York

MIGDAL HAEMEK, Israel, December 30, 2024 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, today announced that its company representatives will participate in the 27th Annual Needham Growth Conference on Tuesday, January 14 and Wednesday, January 15, 2025.

The conference will take place at the Lotte New York Palace Hotel in New York. There will be an opportunity for investors to meet one-on-one with company representatives. Interested investors should contact the conference organizers or email the investor relations team at towersemi@kcsa.com.

About Tower Semiconductor

Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, a 300mm facility in Agrate, Italy, shared with ST Microelectronics, as well as a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

For more information regarding Tower Semiconductor:

Liat Avraham
Investor Relations
liatavra@towersemi.com | +972 4 650 6154

David Hanover
KCSA Strategic Communications
towersemi@kcsa.com | 212-682-6300